UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION et al.      *            CERTIFICATE
                                *        PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application  -  declaration, as amended, in the above  referenced file and the related order dated June 22, 1999 (June 1999 Order),

this  is  to certify that the following transactions were carried out  during  the  three (3) months ended September  30,  1999  by

Entergy Corporation's non-utility companies<FN1> (Non-Reg Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order.

Authorized Transactions

      Pursuant  to the June 1999 Order,(a) the Non-Reg  Companies

are authorized to conduct  development activities with respect to

various   investment   opportunities  for   Entergy   Corporation

(Entergy),  (b) the Non-Reg Companies are authorized  to  provide various consulting services to other Non-Reg Companies and to non-

associates,  including  to market to non-associates  the  Entergy

System's expertise and capabilities in energy-related areas,  and to  market  to non-associates intellectual property developed  by

System  companies,  (c) the Non-Reg Companies are  authorized  to provide  various management, administrative and support  services to  associate  companies, excluding certain  associate  companies

(Excluded Companies<FN2>), (d) Entergy is authorized to create O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries,(f) Entergy and the  Non-

Reg  Companies are authorized to make Nonutility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies or to third parties, and (h) the Non-Reg Companies  are authorized  to pay dividends to their immediate parent  companies from capital accounts or other unearned surplus.

      During  the quarter, the Non-Reg Companies participated  in the following:

I.  Administrative, Consulting, Management, and Other Services to

     Associate Companies

      During  the quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power, Inc. (EPI),  Entergy  Power

Marketing  Corp.,  Entergy  Power Edesur  Holding  Ltd.,  Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy  Business  Solutions LLC,  Entergy  Thermal  LLC,

Entergy  Power  Development  Corporation,  Entergy  International

Holdings,  Ltd.,  LLC, Entergy Pakistan, Ltd., EP  Edegel,  Inc.,

Entergy  Power  Chile,  Inc., Entergy  do  Brasil  Ltd.,  Entergy

Operations Services Inc., Entergy Power Operations Corp., Entergy

Power  International  Holdings Corporation, Entergy  Power  Asia,

Ltd., Entergy Nuclear Generation Corporation, Entergy Trading and

Marketing  Ltd. and Entergy Nuclear, Inc.  Enterprises'  billings to  all  such associate companies included direct costs  incurred plus  an indirect loading based upon current month administrative charges.

     Enterprises  billed,  at cost, EPI ($631,231)  for  services related  to  the  marketing of EPI capacity and energy  to  other utilities  at wholesale, preparation of contracts and  regulatory filings,  oversight of plant operations and maintenance by  plant

operators, and procurement of transmission services.   In  regard

to Entergy Power Marketing Corp. ($5,456,043) and Entergy Trading

and  Marketing  Ltd.  ($197,557) these services  related  to  the marketing  of  energy commodities to third parties at  wholesale,

preparation  of contracts and regulatory filings and  procurement of  transmission  services. In regard to Entergy  Holdings,  Inc.

($145,794)  these  were  primarily  administrative  services.  In regard  to  Entergy  Business Solutions  LLC  ($78,762),  Entergy

Thermal  LLC  ($54,304),  Entergy  Power  Edesur  Holding,   Ltd.

($18,735),   ETHC  ($613,592),  ETC  ($982,407),  Entergy   Power

Development  Corp. ($5,817,527), Entergy International  Holdings,

Ltd.LLC  ($490,318), Entergy Pakistan Ltd.($41,981),  EP  Edegel,

Inc. ($284,640), Entergy Power Chile, Inc. ($13,670), Entergy  do

Brasil   Ltd.   ($11,521   credit),  Entergy   Power   Operations

Corporation  ($252,483),  Entergy  Power  International  Holdings

Corp.  ($717,150), Entergy Nuclear Generation Corp. ($1,634,190),

Entergy  Power  Asia, Ltd ($604,101),Entergy Operations  Services

Inc.  ($428,450),  and  Entergy Nuclear, Inc.  ($682,446),  these services  were  primarily  related to  management  oversight  and project development.

     Also  during the quarter, ENI provided management  oversight and  consulting services to Entergy Nuclear Generation  Corp.  at cost ($898,236).

     During  the quarter, EOSI provided management services to

Entergy Thermal  LLC.   The amount billed, at cost, in the third

quarter was $38,181.

     During  the  quarter,  Entergy  Holdings,  Inc.  provided

management  services  to  Entergy  Business  Solutions LLC.  The amount billed,  at cost,  in  the  third  quarter was $111,608.


II.  Consulting Services Provided to Non-Associate Companies

      Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support for a hydroelectric transmission  line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  partnership  was charged  $12,600  for  services

rendered during this quarter.


      During  the  quarter,  no  other consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Nonutility  Loans Made by Entergy to Non-Reg  Companies,  or

     Between Non-Reg Companies


     During the quarter, no Nonutility Loans subject to reporting in  this  Certificate were made by Entergy to Non-Reg  Companies,

nor were any such loans made between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies



      During the quarter, no Other Securities were issued by Non-

Reg Companies.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

      During  the quarter, no amounts were expended to  form  and capitalize any New Subsidiaries or O&M Subs.



VI.  Nature and Extent of O&M Services Provided

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided decommissioning management services to  two large nuclear operating utilities in the Northeast. ENI is paid a fixed  monthly  fee and certain incentive fees and is  reimbursed for its actual expenses for labor and related charges at cost for all services provided.  ENI also provided consulting services  to a large utility company.  The total amount billed by ENI for such services during the quarter was $2,694,983.

     In  addition,  during  the  quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI) provided power  project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   preventive

maintenance  on substations; replacement of watt-var  transducers and  damaged  equipment; completion of a planning and  estimating project  for  a potential new power plant; replacement  of  230kv arrestors  and  removed  230kv transformer  switch;  performed  a corona  scope; and adjusted interphase piping on 230kv disconnect

switch.   Also, EOSI provided services to non-associate utilities

located  in Louisiana related to the installation of 15kv  feeder

breakers.   The total amounts billed for services  in  the  third

quarter  were  $245,483 consisting, in each case, of market-based fees and reimbursable expenses.



      Entergy  represents that no Excluded Company has subsidized the operations of any Non-Reg Company, and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excluded Company  to  its customers.



VII. Payment of Dividends By Non-Reg Companies

     During  the  quarter, no dividends subject to  reporting  in this Certificate were paid by Non-Reg Companies.



VIII.     Reorganizations

     No  reorganizations of Entergy's ownership interests in Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.

     The   current   Entergy  Non-Reg  Companies'  organizational

structure as of September 30, 1999 is included in Exhibit 1.



IX.  Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for the nine (9) months ended September 30,  1999  are included in Exhibit 2.

          IN  WITNESS WHEREOF, the undersigned company has caused

     this certificate to be executed on this 23rd day of November

     1999.



ENTERGY CORPORATION



By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer
_______________________________

<FN1> Non-utilities are defined as "exempt wholesale generators"
      ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

<FN2> The Excluded Companies are Entergy's retail operating
      companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.